Exhibit 99.2

Taoping to Acquire

Skyladder Group in All-Stock Transaction

Valued at RMB 152 Million

Transformational Acquisition Expected to Substantially Increase Taoping’s Annual Revenue, Expand its Addressable Market, and Leverage its Current Portfolio

Shenzhen, China, September 30, 2025 – Taoping Inc. (Nasdaq: TAOP, the “Company”), a provider of innovative smart cloud platform services and solutions, today announced the signing of a share purchase agreement to acquire 100% equity in Skyladder Group Limited (“Skyladder Group”) valued at approximately RMB 152 million (approximately US$21.36 million). Upon completion of this transaction, Taoping will wholly own Skyladder Group. The Company will leverage AI technology to accelerate its growth as it significantly expands the scope of its comprehensive smart elevator services and further enhances its smart IoT strategy.

According to the agreement, the purchase price will be paid in the form of ordinary shares issued by Taoping, with performance-based targets including Skyladder Group achieving revenue of RMB 74.14 million and net profit of RMB 3.80 million in 2026; revenue of RMB 101.98 million and net profit of RMB 7.74 million in 2027; revenue of RMB 135.06 million and net profit of RMB 14.90 million in 2028; and revenue of RMB 180.66 million and net profit of RMB 22.14 million in 2029. Shares will be proportionally unlocked or adjusted as Skyladder Group achieves or fails to achieve the agreed upon targets. Upon completion, Taoping will integrate its own resources with Skyladder Group’s technological and channel advantages to accelerate the implementation of its smart elevator service business.

Skyladder Group, through its wholly owned operating entities in China, is a leader in smart elevator services and an innovative practitioner of AI-powered smart supervision. Focusing on intelligent robotics, AI-powered autonomous decision-making, and IoT-enabled deep perception. Skyladder Group provides services throughout the entire elevator lifecycle, including sales, installation, repair, maintenance, renovation, and upgrades. The company serves a diverse user base, including governments, businesses, and households, and is committed to building a leading ecosystem for elevator safety management and intelligent operations.

Mr. Jianghuai Lin, Chairman and CEO of Taoping, said, “We are pleased to have successfully moved from our original non-binding letter of intent signed in December of 2024 to the formal share purchase agreement. This acquisition represents an important strategic transformation for Taoping as we accelerate our growth and build shareholder value by further expanding into the smart elevator service sector and executing on our long-term development.”

“The Chinese elevator industry is benefitting from dual catalysts of ‘quantity renewal and incremental intelligence.’ Skyladder Group’s AI-based elevator lifecycle smart service capabilities will effectively synergize with Taoping’s inherent resource advantages, further strengthening our presence in the smart elevator sector. We believe that this transaction will not only propel Taoping’s business into the high-growth AI-enabled smart elevator service sector but also create stable and substantial value returns for our long-term shareholders.”

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit http://en.taop.com. You can also follow us on X.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results, the effects of the global pandemic or other health crisis, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc.	Global IR Partners
Xue Jiang	David Pasquale
IR@taop.com	TAOP@globalirpartners.com
www.taop.com	New York Office: +1-914-337-8801